Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRESIDENTIAL LIFE CORPORATION
------------------------------------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

740884104
------------------------------------------------------------------------------------------------------------
(CUSIP Number)

Kurz Family Foundation, Ltd.
c/o Anthony Montalbano, Esq.
Montalbano, Condon & Frank, P.C.
67 North Main Street, 3rd Floor
New City, New York  10956
(845) 634-7010
------------------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

10/28/2008
------------------------------------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740884104

(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

Kurz Family Foundation, Ltd.
EIN No. 13-3680855

(2) Check the appropriate box if a member of a group (see instructions)
(a)☐ (b)☐

(3) SEC use only.

(4) Source of funds (see instructions).

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items ☐
2(d) or 2(e).

(6) Citizenship or place of organization.

State of Delaware, United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power:
6,164,981

(8) Shared voting power:
0

(9) Sole dispositive power:
6,164,981

(10) Shared dispositive power:
0

(11) Aggregate amount beneficially owned by each reporting person.

6,164,981

(12) Check if the aggregate amount in Row (11) excludes certain shares ☐
(see instructions).

(13) Percent of class represented by amount in Row (11).

20.8%

(14) Type of reporting person (see instructions).

CO

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the "Common Shares"), of Presidential Life Corporation, a  Delaware corporation (the "Company"), whose principal executive offices are located at 69 Lydecker Street, Nyack, New York  10960.  On October 28, 2008, the Kurz Family Foundation, Ltd. (the “Reporting Person” or the “Foundation”) received a donation of 5,354,371 Common Shares from Mr. Herbert Kurz.  Prior to such donation, the Foundation directly owned less than 5% of the Company’s outstanding Common Shares.

Item 2. Identity and Background.

(a) (i) This statement is filed by the Reporting Person, a Delaware not-for-profit corporation which has been granted Internal Revenue Code §501(c)(3) and §509(a) status as a Private Foundation.
(ii) Pursuant to General Instruction “C.”, the names of the Directors of the Kurz Family Foundation, Ltd. are (A) Herbert Kurz; (B) Ellen Kurz; and (C) Leonard Kurz.

(b) (i) The business address of the Reporting Person is c/o Anthony Montalbano, Esq., Montalbano, Condon & Frank, P.C., 67 North Main St., 3rd Floor, Nyack, New York 10956.
(ii) The residence addresses of the directors of the Reporting Person are set forth below.

Herbert Kurz 511 Gair Street Piermont, NY 10968

Ellen Kurz 72 Grozier Road

Cambridge, MA 02138

Leonard Kurz P.O. Box 10231 Beverly Hills, CA 90213

(c) (i)	Reporting Person: Provides funding for charitable and educational purposes.
(ii)	Herbert Kurz:	Chief Executive Officer and Director, Presidential Life Corporation, Nyack, New York

Ellen Kurz: Political Consultant

Leonard Kurz: Film and Television Production

  (d)(e)  Neither the Reporting Person nor any of its directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar offenses) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f)(i)	Reporting Person:	United States (State of Delaware).
(ii)	Herbert Kurz:	United States
	Ellen Kurz:	United States
	Leonard Kurz:	United States

Item 3. Source and Amount of Funds or Other Consideration.

The Common Shares reported on this Schedule 13D were acquired by the Reporting Person as a result of several charitable donations by Herbert Kurz.

Item 4. Purpose of Transaction.

The Reporting Person is a Private Foundation that is organized for the purpose of providing funding for charitable and educational purposes.  It is the intention of the Reporting Person to use the income generated by the shares it holds in the Company to meets its general charitable and educational purposes.  The Reporting Person intends to review and evaluate its investment in the Company on a continuing basis.  Currently, the Reporting Person does not contemplate acquiring, by purchase, additional shares of the Company.  Currently, the Reporting Person has no plans or proposals that relate to, or that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale of transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) a material change in the present board of directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to those enumerated in (i) through (viii) herein.

Notwithstanding the above, depending on various factors including, without limitation, the Company's financial position and strategic direction, actions taken by the Company’s board of directors, other investment opportunities available to the Reporting Person, price levels of the Common Shares, regulatory and tax matters relating to its investment and conditions in the securities and financing markets and the economy in general, the Reporting Person may in the future dispose of some or all of the Common Shares beneficially owned by it or take any other actions with respect to its investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person has no other plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) (i)  As of the date hereof, the Reporting Person beneficially own (or is deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 6,164,981 Common Shares which represent approximately 20.8% of the Company’s 29,574,315 outstanding Common Shares. The percentages in this Item 5 are calculated on the basis of 29,574,315 outstanding Common Shares of the Company’s Common Stock on November 7, 2008, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

     (ii)  As of the date hereof, Herbert Kurz owns 2,349,706 Common Shares which represents approximately 7.9% of the Company’s 29,574,315 outstanding Common Shares.  As a director of the Foundation, Herbert Kurz may be deemed to be the beneficial owner (solely for purposes of Rule 13d-3 under the Exchange Act) of the Common Shares beneficially owned by the Foundation.  If the 6,164,981 Common Shares beneficially owned by the Foundation are taken into account, Herbert Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own 8,514,687 Common Shares, which represents 28.8% of the Company’s 29,574,315 outstanding Common Shares.  Information concerning the Common Shares beneficially owned by Herbert Kurz is set forth in a Schedule 13D filed by him on February 17, 2009.

As of the date hereof, Ellen Kurz owns 514,771 Common Shares which equals

1.7% of the Company’s 29,574,315 outstanding Common Shares.  If the 6,164,981 Common Shares beneficially owned by the Foundation are taken into account, Ellen Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own 6,679,752 Common Shares, which represents 22.6% of the Common Shares of the Company’s 29,574,315 outstanding Common Shares.

As of the date hereof, Leonard Kurz owns 549,925 Common Shares which equals 1.9% of the Company’s 29,574,315 outstanding shares.  If the 6,164,981 Common Shares beneficially owned by the Foundation are taken into account, Leonard Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own  6,714,906 Common Shares, which represents 22.7% of the Common Shares of the Company’s 29,574,315 outstanding Common Shares.

(b)(i) For each of the 6,164,981 Common Shares that the Reporting Person owns, the Reporting Person has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, the Common Shares.

   (ii)  For each of the 2,349,706 Common Shares that Herbert Kurz directly owns, Herbert Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, the Common Shares.

         For each of the 514,771 Common Shares that Ellen Kurz directly owns, Ellen Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, the Common Shares.

         For each of the 549,925 Common Shares that Leonard Kurz directly owns, Leonard Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, the Common Shares.

         The Foundation does not have any voting or dispositive power with respect to the Common Shares beneficially owned by Herbert Kurz, Leonard Kurz or Ellen Kurz and disclaims beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such Common Shares.

(c) Neither the Reporting Person nor any of its directors has effected any transactions in the Common Shares in the last 60 days.

(d) None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, Herbert Kurz, Ellen Kurz and/or Leonard Kurz, and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

KURZ FAMILY FOUNDATION, LTD.

/s/ Herbert Kurz
By: Herbert Kurz, President